Exhibit A

Transactions by Reporting Persons in the last 60 days not previously reported.

Beneficial Ownership	Purchase or Sale	Quantity	Transaction Date	Price per Share (including commission)	How Effected

California State Teachers’ Retirement System	Sale	500	2/20/2013	$56.07	Open Market
California State Teachers’ Retirement System	Sale	1,200	2/20/2013	$56.60	Open Market
California State Teachers’ Retirement System	Purchase	200	2/26/2013	$53.13	Open Market